Buenos Aires, March 29th, 2019

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that Pampa´s Board of Directors at its meeting held today approved, subject to the corresponding assembly and regulatory resolutions, a corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Parques Eólicos Argentinos SA, a company 100% controlled directly or indirectly by Pampa, as absorbed company, all in accordance with stipulated in Section 82 and consistent with the Corporate Business Law, Section 77 and following ones from the Income Tax Law. The aforementioned merger will be effective as of January 1st, 2019.

Sincerely,

Victoria Hitce

Head of Market Relations